UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective August 4, 2021, Navigator Holdings Ltd. (“Navigator”) completed the previously announced transaction (the “Transaction”) with Naviera Ultranav Limitada (“Ultranav”) to merge Ultragas ApS’ (“Ultragas”) fleet and business activities with Navigator pursuant to a Share Purchase Agreement, dated August 4, 2021 (the “Share Purchase Agreement”), among Navigator, Ultranav International S.A. (“Seller A”), Ultranav Denmark ApS (“Seller B” and, together with Seller A, the “Sellers”) and Ultranav, as guarantor. Pursuant to the Share Purchase Agreement, Navigator purchased the entire issued share capital of Othello Shipping Company S.A. and Ultragas ApS (collectively, the “Targets”) from the Sellers, in exchange for the issuance of an aggregate of approximately 21.2 million shares of common stock of Navigator (the “Consideration Shares”) to the Sellers and assumption of net debt of approximately $180 million, as well as net working capital, related to the Targets and their subsidiaries. A copy of the Share Purchase Agreement is attached hereto as Exhibit 4.1.

In connection with the Transaction, Navigator has entered into an Investor Rights Agreement with the Sellers (the “Ultranav Investor Rights Agreement”), which provides the Sellers with the right to designate a total of two members of the board of directors of Navigator (provided that the Sellers maintain certain shareholding thresholds) and with limited registration and informational rights. Navigator has also amended and restated its Investor Rights Agreement with BW Group Limited (as amended and restated, the “BW Investor Rights Agreement”) to conform the terms of such agreement with the Ultranav Investor Rights Agreement.

Copies of the BW Investor Rights Agreement and the Ultranav Investor Rights Agreement are attached hereto as Exhibit 4.2 and Exhibit 4.3, respectively.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator and Ultranav on August 4, 2021.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

4.1	Share Purchase Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A., Ultranav Denmark ApS and Naviera Ultranav Limitada.

4.2	Amended and Restated Investor Rights Agreement, dated August 4, 2021, between Navigator Holdings Ltd. and BW Group Limited.

4.3	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A. and Ultranav Denmark ApS.

99.1	Press Release of Navigator Holdings Ltd. and Naviera Ultranav Limitada, dated August 4, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 4, 2021	By:	/s/ Dr. Henry Deans
		Name:	Dr. Henry Deans
		Title:	Chief Executive Officer